SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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DIRECT DIAL NUMBER 212-455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

November 18, 2013

VIA FEDEX AND EDGAR

Re:	ARAMARK Holdings Corporation
Registration Statement on Form S-1
File No. 333-191057

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Block:

On behalf of ARAMARK Holdings Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”) relating to the offering of the Company’s common shares, marked to show changes from Amendment No. 2 to the Registration Statement as filed on October 29, 2013. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information, including the addition of the Company’s audited financial statements for fiscal 2013 and related information.

BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SECURITIES AND EXCHANGE COMMISSION	2	November 18, 2013

In addition, we are providing the following responses to your comment letter, dated November 7, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Underwriting (Conflicts of Interest), page 162

1.	We note your response to our prior comment 12 and reissue. Please revise to state that the selling shareholders may be deemed to be underwriters.

The Company acknowledges the Staff’s comment and will respond following further discussions with the Staff.

Exhibit 23.1 and Exhibit 23.2 – Accountants’ Consent

2.	Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

In response to the Staff’s comment, Amendment No. 3 contains currently dated consents from both KPMG LLP (Exhibit 23.1) and Deloitte Touche Tohmatsu LLC (Exhibit 23.2) and the Company notes that manually signed copies of these consents will be kept on file for five years.

Other

3.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company confirms that it has considered and will continue to consider the financial statement updating requirements in Rule 3-12 of Regulation S-X in this amendment and future amendments to the Registration Statement.

We are also updating certain of our responses in our prior response letter to the Staff’s comment letter dated September 27, 2013. To assist your review, we have retyped the text of the Staff’s comments in italics below.

SECURITIES AND EXCHANGE COMMISSION	3	November 18, 2013

General

1.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company will supplementally provide these materials to the Staff.

Prospectus Cover Page

6.	To the extent that the underwriter’s option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among you and the selling shareholders here and in your Underwriting section.

The Company respectively advises the Staff that it will not sell shares to the underwriters pursuant to the over allotment option and that such shares will be sold by certain of the selling shareholders. The Company has revised disclosure throughout the Registration Statement accordingly.

Management, page 86

Composition of the Board of Directors, page 88

62.	Please identify each independent director pursuant to Item 407(a) of Regulation S-K. In addition, we note that you are increasing the size of your board upon completion of the offering. If known, prior to effectiveness, please identify the directors that will serve on your board following the completion of the offering and include any necessary consents pursuant to Rule 438 of the Securities Act.

The Company respectively advises the Staff that it has appointed new directors and increased the size of the board. The Company has accordingly revised disclosure relating to the composition of the board of directors. In addition, each new director has signed the Registration Statement via the power of attorney filed as Exhibit 24.2.

Board Committees, page 90

Nominating and Corporate Governance Committee, page 91

63.	Please disclose the terms of the Stockholders Agreements that relate to identifying individuals to become new members of the board of directors here or include a cross-reference to where such terms are disclosed.

In response to the Staff’s comment, the Company has included the requested disclosure on page 88.

67.	If any of the restricted shares and options will vest in connection with the offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

The Company advises the Staff that, as disclosed on pages 112 and F-48, on November 11, 2013 the Company’s compensation committee approved a form of amendment to all existing non-qualified stock option agreements under the Company’s 2007 stock plan that modifies the vesting provisions for certain options such that vesting will occur for 50% of any then-unvested performance based options that did not meet applicable performance thresholds in prior years to the extent that the IPO price equals or exceeds $20 per share. The Company has also included disclosure under Capitalization on page 34 and under Unaudited Pro Forma Financial Information commencing on page 38 reflecting the expected impact of this amendment on the Company’s financial statements.

SECURITIES AND EXCHANGE COMMISSION	4	November 18, 2013

Certain Relationships and Related Party Transactions, page 138

Stockholder Arrangements, page 138

71.	Please disclose the agreements among the parties to the Stockholders Agreement regarding the election of directors here.

In response to the Staff’s comment, the Company has included the requested disclosure on page 142.

Finally, in connection with the Company’s telephonic discussion with the Staff on November 7, 2013, we are providing a supplemental response to our previous responses to comments 15 through 18 of the Staff’s comment letter dated October 22, 2013 relating to the Company’s Food and Support Services – North America reportable segment:

The Company confirms that its Food and Support Services – North America reportable segment consists of four operating segments which have similar economic characteristics and are aggregated into a single operating segment consistent with the objective and basic principles of Financial Accounting Standards Board Accounting Standard Codification 280-10-50-11. The Company believes that the presentation of the four operating segments separately as reportable segments would not meaningfully add to an investor’s understanding of the Company and its operations. In addition, the Company believes that the range of the operating margins of the four operating segments are economically similar and that in the Company’s specific circumstances it is important to look at the numeric difference in the operating margins versus the percentage difference as all of the operating segments have low and single digit margins.

In response to the Staff’s comments and further conversations with the Staff, the Company has included additional disclosure relating to these four operating segments in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section starting on page 48.

* * * * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.

Very Truly Yours,

/s/ Joseph H. Kaufman Joseph H. Kaufman

cc:	ARAMARK Holdings Corporation
Eric J. Foss, Chief Executive Office